UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-10441

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR
For Period Ended: June 24, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________

PART I - REGISTRANT INFORMATION

Silicon Graphics, Inc.
Full Name of Registrant

Former Name if Applicable

1500 Crittenden Lane
Address of Principal Executive Office (Street and number)

Mountain View, CA 94043-1351
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant requires additional time to update the filing to reflect its current situation as well as to finalize its audited financial statements and related internal control assessment for the year ended June 24, 2005. As a result, the registrant is unable to file on or before September 7, 2005, its Annual Report on Form 10-K for the period ended June 24, 2005, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sandra Escher	650	933-3009

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant incorporates by reference the statement of operations data contained in its Form 8-K as furnished on July 28, announcing financial results for its fiscal quarter and fiscal year ending June 24, 2005. The Registrant does not expect that the financial information contained in the Form 10-K will differ materially from the financial information previously announced. However, Ernst & Young LLP, the Registrant’s independent registered public accounting firm, has advised the Registrant that its audit report is likely to contain an explanatory paragraph with respect to the Registrant’s ability to continue as a going concern.

Silicon Graphics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 8, 2005	By:	/s/ JEFFREY V. ZELLMER

Name: Jeffrey V. Zellmer
Title: Senior Vice President and
Title: Chief Financial Officer